SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Titan Energy, LLC
(Name of Issuer)

Common Shares Representing Limited Liability Company Interests
(Title of Class of Securities)

88829M105
(CUSIP Number)

Brian Meyer
Fir Tree Inc.
505 Fifth Avenue, 23rd Floor
New York, NY 10017
(212) 599-0090

Marc Weingarten, Esq.
Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88829M105	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Fir Tree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,071,123 Common Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,071,123 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,071,123 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 88829M105	SCHEDULE 13D	Page 3 of 8 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Shares Representing Limited Liability Company Interests (the "Common Shares"), of Titan Energy, LLC, a Delaware limited liability company (the "Issuer"). The Issuer's principal executive offices are located at Park Place Corporate Center One, 1000 Commerce Drive, Suite 400, Pittsburgh, PA 15275.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by Fir Tree Inc., a New York corporation ("Fir Tree"). Fir Tree is the investment manager to certain private-pooled investment vehicles for which Fir Tree serves as the investment manager (the "Fir Tree Funds"), and has been granted investment discretion over portfolio investments, including the Common Shares held by the Fir Tree Funds.

The foregoing person is hereinafter sometimes collectively referred to as the "Reporting Person." Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the business office of the Reporting Person is 505 Fifth Avenue, 23rd floor, New York, NY 10017.

(c)	Fir Tree provides investment management services to private individuals and institutions and its principal business is investment management.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Fir Tree is a New York corporation.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

CUSIP No. 88829M105	SCHEDULE 13D	Page 4 of 8 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Fir Tree Funds acquired the Common Shares reported in this Schedule 13D pursuant to the Plan (as defined in Item 4), as more fully described in Item 4.

Item 4.	PURPOSE OF TRANSACTION

As described in the Current Report on Form 8-K filed by the Issuer with the Securities Exchange Commission on September 7, 2016 (the "Form 8-K"), on August 26, 2016, an order confirming the pre-packaged plan of reorganization (the "Plan") of Atlas Resource Partners, L.P. ("Old ARP") and certain of its subsidiaries (collectively with Old ARP, the "Old Companies") was entered by the United States Bankruptcy Court for the Southern District of New York. On September 1, 2016 (the "Effective Date"), the Old Companies substantially consummated the Plan and emerged from their Chapter 11 cases. As part of the transactions undertaken pursuant to the Plan, the Fir Tree Funds received 1,071,123 Common Shares issued under the Plan in exchange for $62,915,000 principal amount of Old ARP's 7.75% Senior Notes due 2021 and $96,001,000 principal amount of Old ARP's 9.25% Senior Notes due 2021 held by the Fir Tree Funds.

The Reporting Person may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Person's investment in the Common Shares and the Issuer, including, without limitation, matters concerning the Issuer's business, operations, board appointments, governance, management, capitalization and strategic plans. The Reporting Person may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer's business, operations, board appointments, governance, management, capitalization or strategic plans, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Person intends to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by management or the Board of Directors, price levels of the Common Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Shares or selling some or all of their Common Shares, engaging in short selling of or any hedging or similar transactions with respect to the Common Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Shares.

CUSIP No. 88829M105	SCHEDULE 13D	Page 5 of 8 Pages

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 5,000,000 Common Shares reported to be outstanding as of the Effective Date in the Form 8-K.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as described in Item 4, the Reporting Person has not effected any transaction in the Common Shares within the past sixty days.

(d)	No person other than the Reporting Person and the Fir Tree Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares held by the Fir Tree Funds.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Issuer entered into a registration rights agreement with the Reporting Person on behalf of the Fir Tree Funds and certain other holders who received at least 5% of the Issuer's outstanding Common Shares (the "Holders"), dated as of September 1, 2016 (the "Registration Rights Agreement"), relating to the registered resale of the Common Shares. Pursuant to the Registration Rights Agreement, the Issuer is required to use its commercially reasonable efforts to file a shelf registration statement within 90 days of the Effective Date and use commercially reasonable efforts to cause such registration statement to become effective within 180 days of the Effective Date. In certain circumstances, the Holders will have piggyback registration rights on certain registered offerings and will have rights to request underwritten offerings. The Holders will cease to have rights under the Registration Rights Agreement on the tenth anniversary of the Effective Date.

CUSIP No. 88829M105	SCHEDULE 13D	Page 6 of 8 Pages

This summary of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement, which is filed as Exhibit 10.3 to the Form 8-K and is incorporated by reference herein.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

1.	Registration Rights Agreement dated September 1, 2016 by and among the Issuer and the Holders (incorporated by reference to Exhibit No. 10.3 to the Form 8-K).

CUSIP No. 88829M105	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 12, 2016

FIR TREE INC.

/s/ James Walker
Name: James Walker
Title: Managing Director

CUSIP No. 88829M105	SCHEDULE 13D	Page 8 of 8 Pages

Schedule A

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Person (the "Instruction C Persons"). To the best of the Reporting Person's knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Common Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Name	Position	Citizenship	Present Principal Occupation	Business Address
Jeffrey Tannenbaum	Director and Chairman of the Board	United States	Director and Chairman of the Board of Fir Tree Inc.	505 Fifth Avenue, 23rd Floor, New York, NY 10017
James Walker	Managing Director	United States	Managing Director of Fir Tree Inc.	505 Fifth Avenue, 23rd Floor, New York, NY 10017